Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, April 7, 2026

Government of Panama Approves Processing of Stockpiled Ore at Cobre Panamá

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX: FNV) (NYSE: FNV) notes that its partner, First Quantum Minerals Ltd. (“First Quantum”), announced today that the Government of Panama has formally approved the removal, processing and export of stockpiled ore at the Cobre Panamá mine that was extracted prior to the suspension of operations.

For additional details, please refer to First Quantum’s news release dated April 7, 2026.

First Quantum has estimated the total stockpile at approximately 38 million tonnes of mineralized ore at varying grades, containing approximately 70,000 tonnes of recoverable copper. Franco-Nevada estimates that processing of this material will result in deliveries to the Company of approximately 23,000 gold ounces and 265,000 silver ounces, as previously disclosed in Franco-Nevada’s 2025 Management’s Discussion and Analysis dated March 10, 2026.

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the removal, processing and export of stockpiled ore at the Cobre Panamá mine and associated gold and silver deliveries to Franco-Nevada. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.